Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-131716

PROSPECTUS SUPPLEMENT NO. 12

to prospectus dated July 27, 2006, as amended on April 9, 2007

10,250,000 Shares

Common Stock

The following information supplements the prospectus dated July 27, 2006, as amended on April 9, 2007, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 10,250,000 shares of our common stock. This prospectus supplement includes our Current Report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission on October 29, 2007.

The information contained in such report is dated as of the date of such report. This prospectus supplement should be read in conjunction with the prospectus dated July 27, 2006, as amended on April 9, 2007, and prior prospectus supplements, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated July 27, 2006, as amended on April 9, 2007, including any supplements or amendments thereto.

Investing in the shares involves risks and uncertainties. See “Risk Factors” beginning on page 10 of the prospectus dated July 27, 2006, as amended on April 9, 2007, and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 29, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2007

GEOMET, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-52155	76-0662382
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

909 Fannin, Suite 1850

Houston, Texas 77010

(Address of Registrant’s Principal Executive Offices)

(713) 659-3855

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On October 29, 2007, GeoMet, Inc. issued a press release announcing that a syndicate of commercial banks, led by Bank of America, has completed its mid-year borrowing base determination and established a borrowing base of $180 Million under the Company’s bank credit agreement

A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibit is furnished as part of this Current Report on Form 8-K:

Exhibit No.	Description
99.1	Press release dated October 29, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GeoMet, Inc.

Date: October 29, 2007	By:	/s/ William C. Rankin
William C. Rankin
Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated October 29, 2007.

Exhibit 99.1

GeoMet Announces Borrowing Base Increase to $180 Million

Houston, Texas – October 29, 2007...GeoMet, Inc. (NASDAQ: GMET) today announced that a syndicate of commercial banks, led by Bank of America, has completed its mid-year borrowing base determination and established a borrowing base of $180 Million under the Company’s bank credit agreement. As provided in the bank credit agreement, the Company or the banks may require an out-of-cycle borrowing base determination. However, absent such out-of-cycle determination, the $180 Million borrowing base will remain in effect until the next regularly scheduled borrowing base determination on or before June 30, 2008.

Commenting on the increased borrowing base, William C. Rankin, Executive Vice President and CFO, stated, “The increase to $180 Million represents a 20% increase above our existing borrowing base. Not only do we believe this increase provides more than sufficient liquidity to execute our business plan through 2008, but it also demonstrates the continued confidence of our banks in the Company’s existing coalbed methane development projects. We appreciate the continued support of our bank group.”

About GeoMet, Inc.

GeoMet, Inc. is an independent energy company engaged primarily in the exploration for and development and production of natural gas from coal seams (“coalbed methane” or “CBM”). Our principal operations and producing properties are located in the Cahaba Basin in Alabama and the Central Appalachian Basin in West Virginia and Virginia. We also control additional coalbed methane and oil and gas development rights, principally in Alabama, British Columbia, Colorado, Louisiana, Virginia, and West Virginia.

For more information, please visit the Company’s web site at www.geometinc.com or contact Steve Smith at (713) 287-2251 or ssmith@geometcbm.com.

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